CERTIFICATE FOR RENEWAL
                        AND REVIVAL OF CHARTER

Campus Live Corp., a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

The name of the corporation is Campus Live Corp.

Its registered office in the State of Delaware is located at 15
East North Street, City of Dover, Zip Code 19901, County of Kent.
 The name of its registered agent at that address is Incorporating Services, Ltd.

The date of filing of the original Certificate of Incorporation was September 19, 1997.

The date when restoration, renewal, and revival of the charter of this company is to commence is the 28th day of February, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

This corporation was duly organized and carried on the business authorized by its charter until the first day of March A.D. 2000, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of
Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, Richard Stahl the last and acting President, and Kermit Alexander the last and acting Secretary of Campus Live Corp., have hereunto set their hand to this certificate this 13th day of July, 2000.


/s/  Richard Stahl
Richard Stahl, Last and Acting President


ATTEST:


/s/  Kermit Alexander
Kermit Alexander, Last and Acting Secretary